Exhibit 15.1


September 26, 2000


Board of Trustees and Shareholders of ProLogis Trust:

We are aware that ProLogis Trust has incorporated by reference in the Registration Statement (Form S-8) pertaining to an amendment to the ProLogis Trust 2000 Share Option Plan for Outside Trustees its Form 10-Q for the quarter ended June 30, 2000, which includes our report dated August 9, 2000, covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933 (the "Act"), that report is not considered a part of the Registration Statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,


ARTHUR ANDERSEN LLP